SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                   FORM 11-K
                               (Amendment No. 1)

                ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934





[X]  Annual report pursuant to Section 15 (d) of the Securities
     Exchange Act of 1934 (No fee required)

     For the period ended December 31, 1999.


                                       OR


[ ] Transition report pursuant to SECTION 15 (d) of the Securities Exchange Act of 1934 (No fee required)

     For the transition period from __________ to ____________

                         Commission file number 1-3229


      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                EMPLOYEES' STOCK PURCHASE PLAN OF LOGICON, INC.
                                 Logicon, Inc.
                               3701 Skypark Drive
                           Torrance, California 90505


      B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:


                          NORTHROP GRUMMAN CORPORATION
                             1840 Century Park East
                          Los Angeles, California 90067



The undersigned hereby amends the Statements of Income and Changes in Plan Equity of its Annual Report on Form 11-K filed with the Commission on March 30, 2000 to read as follows:




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


EMPLOYEES' STOCK PURCHASE PLAN OF LOGICON, INC.

STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY
YEARS ENDED DECEMBER 31, 1999 (LIQUIDATION BASIS), 1998 AND 1997
----------------------------------------------------------------------------------------------------

                                                            1999            1998            1997
ADDITIONS:
  Investment income:
    Dividend income                                    $    338,590    $    331,321    $    256,332
    Interest income                                          19,574          16,836          18,864
    Net realized and unrealized appreciation in
      market value of Logicon, Inc. common stock                                         13,199,447
    Net realized and unrealized (depreciation)
      appreciation in market value of Northrop
      Grumman Corporation common stock                   (5,021,276)     (7,694,223)        230,946
  Contributions by participants                           6,344,164       6,072,697       5,460,278
  Contributions by Logicon, Inc., net of participant
    forfeitures of $291,010, $754,405 and $783,459        2,938,668       2,169,065       1,846,696
                                                       ------------    ------------    ------------
                                                          4,619,720         895,696      21,012,563
                                                       ------------    ------------    ------------
DEDUCTIONS:
  Participant withdrawals                                 1,713,240       3,317,793       2,564,383
  Distributions to participants                           5,079,685      10,626,339       5,431,944
  Distributions of dividends and interest                   237,772         232,968         203,268
                                                       ------------    ------------    ------------
                                                          7,030,697      14,177,100       8,199,595
                                                       ------------    ------------    ------------
DISTRIBUTIONS TO PARTICIPANTS UPON
  PLAN TERMINATION  (Note 5)                             15,909,805
                                                       ------------
(DECREASE) INCREASE IN PLAN EQUITY                      (18,320,782)    (13,281,404)     12,812,968

PLAN EQUITY:
  Beginning of period                                    18,320,782      31,602,186      18,789,218
                                                       ------------    ------------    ------------
  End of period                                        $       -       $ 18,320,782    $ 31,602,186
                                                       ============    ============    ============


See notes to financial statements.









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





                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                 EMPLOYEES' STOCK PURCHASE PLAN OF LOGICON, INC.



                                  /s/ Steve Movius
                                 -------------------------------------
Dated: April 5, 2000             By Steve Movius
                                    Chief Financial Officer





































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

                                                                       Exhibit 1
                                                                       ---------








                         INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-34717 of Northrop Grumman Corporation on Form S-8 of our report dated March 30, 2000, appearing in this Annual Report on Form 11-K/A of the Employees' Stock Purchase Plan of Logicon, Inc., for the year ended December 31, 1999.



/s/ Deloitte & Touche LLP
-------------------------
Deloitte & Touche LLP
Los Angeles, California
April 5, 2000






























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